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                                                                    EXHIBIT 16.2

Securities and Exchange Commission
c/o Lou Borrego
Vice President Operations
IGO Corporation
2301 Robb Drive
Reno, Nevada 89523

Dear Sir or Madam:

We were the auditors for IGO Corporation (formerly Battery Express, Inc.) as of December 31, 1996. We performed an audit of the company's balance sheet for 1996 and issued our report thereon dated July 18, 1997. We have not performed any audit procedures subsequent to July 18, 1997.

We have no disagreements with respect to language contained the Change in Independent Accountants paragraph in the S-1 filing for IGO Corporation. However, our representation extends only to the period of time we were engaged as the company's auditors and, therefore, does not extend to periods beyond July 18, 1997.



                                     FRANK, RIMERMAN & CO. LLP


August 5, 1999